STATE OF FLORIDA UNIFORM COMMERICAL CODE FINANCING STATEMENT FORM

Florida Secured Transaction Registry

FILED

2014 Feb 27 05:16 PM

****** 201400825162 *******

A. NAME & DAYTIME PHONE NUMBER OF CONTACT PERSON

JEFFREY HEISEY; 9547900726

Email JWHMISSION@GMAIL.COM

B. SEND ACKNOWLEDGEMENT TO:

Name JEFF HEISEY

Address C/O JEFFREY WALTER HEISEY

Address 1314 EAST LAS OLAS BOULEVARD, #610

City/State/Zip FORT LAUDERDALE, FL 33301-2334

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME - INSERT ONLY ONE DEBTOR NAME (1a OR 1b) - Do Not Abbreviate or Combine Names

1a. ORGANIZATION'S NAME			
JEFFREY WALTER HEISEY			
1b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX
1c. MAILING ADDRESS Line One			
1314 EAST LAS OLAS BOULEVARD #610	This space not available.		
MAILING ADDRESS Line Two	CITY	STATE / POSTAL CODE	COUNTRY
	FORT LAUDERDALE	FL / 33301-2334	US

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - INSERT ONLY ONE DEBTOR NAME (2a OR 2b) - Do Not Abbreviate or Combine Names

2a. ORGANIZATION'S NAME			
2b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX
2c. MAILING ADDRESS Line One			
	This space not available.		
MAILING ADDRESS Line Two	CITY	STATE / POSTAL CODE	COUNTRY

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - INSERT ONLY ONE SECURED PARTY NAME (3a OR 3b)

3a. ORGANIZATION'S NAME			
HEISEY JEFFREY WALTER			
3b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX
3c. MAILING ADDRESS Line One			
GENERAL POST-OFFICE	This space not available.		
MAILING ADDRESS Line Two	CITY	STATE / POSTAL CODE	COUNTRY
WEST OAKLAND PARK BOULEVARD - 1900	FORT LAUDERDALE	/ UM-99	

4. This FINANCING STATEMENT covers the following collateral:

U.S. Securities and Exchange Commission Registration File #001-36314 also including all security entitlement and commercial interest under the trade name, JEFFREY WALTER HEISEY; and related tradestyle uses of the name.

5. ALTERNATE DESIGNATION (if applicable)	☐ LESSEE/LESSOR	☐ CONSIGNEE/CONSIGNOR	☑ BAILEE/BAILOR
	☐ AG LIEN	☐ NON-UCC FILING	☐ SELLER/BUYER

6. Florida DOCUMENTARY STAMP TAX - YOU ARE REQUIRED TO CHECK **EXACTLY ONE** BOX

☐ All documentary stamps due and payable or to become due and payable pursuant to s. 201.22 F.S., have been paid.

☑ Florida Documentary Stamp Tax is not required.

7. OPTIONAL FILER REFERENCE DATA

STANDARD FORM - FORM UCC-1 (REV.05/2013)   **Filing Office Copy**   Approved by the Secretary of State, State of Florida